NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 Third Avenue
                            New York, NY 10158-0180

             BOARD OF NEUBERGER BERMAN REAL ESTATE INCOME FUND INC. CONTINUES TO RECOMMEND THAT STOCKHOLDERS REJECT UNSOLICITED TENDER OFFER

NEW YORK, NY, March 23, 2007 - Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) announced that yesterday its Board, after careful consideration, by the unanimous vote of the directors present, voted to continue to recommend that common stockholders reject the unsolicited tender offer by Lola Brown Trust No. 1B, which is affiliated with Stewart R. Horejsi ("Horejsi Trust"), to purchase up to 1,620,000 shares of the Fund's common stock at a price of $19.89 per share. If the tender offer were fully subscribed, the Horejsi Trust would own 50.2% of the Fund's outstanding common stock. The Board concluded that the offer continues to represent a substantial threat to the Fund and its stockholders and that the unsolicited, partial and hostile nature of the offer and the plans for the Fund announced by the Horejsi Trust were designed to coerce Fund stockholders to tender shares into the offer on disadvantageous terms. The Board also considered the costs the Fund has incurred in defending against the hostile tender offer, including litigation costs from two lawsuits related to the tender offer and the potential reimbursement of certain litigation costs by the Fund's insurance carrier. The Board concluded that it was in the best interest of the Fund to continue to defend against the hostile tender offer.

In addition, the Fund announced that yesterday its Board amended its current rights agreement to change the expiration date for the currently outstanding rights from March 30, 2007 to March 26, 2007. Further, the Fund announced that yesterday its Board adopted a new Rights Agreement under which all common stockholders of record as of March 26, 2007 will receive rights to purchase shares of the Fund's common stock. Each right entitles the registered holder to purchase from the Fund six shares of common stock at a price equal to the par value of such shares. The rights will become exercisable 10 days following a public announcement that a person or group of affiliated or associated persons (collectively, an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Fund's outstanding shares of common stock and will expire by their own terms on July 20, 2007. However, any rights associated with shares of common stock acquired by such Acquiring Person in excess of 18% of the Fund's outstanding shares of common stock will be void and any holder of such rights will not have the ability to exercise such rights under any provision of the Rights Agreement. The description and terms of the rights are set forth in the Rights Agreement, which will be filed with the Securities and Exchange Commission.

Contact:                                         Media Contact:
Peter Sundman                                    Randall Whitestone
Chief Executive Officer                          Lehman Brothers
Neuberger Berman Real Estate Income Fund Inc.    (212) 526-0542
(877) 461-1899



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FORWARD-LOOKING STATEMENTS

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other funds, changes in government policy or regulation, inability of the Fund's investment advisor to attract or retain key employees, inability of the Fund's investment advisor to implement its investment strategy, inability of the Fund to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.